SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 14D-9
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934



                              CIGNA INCOME REALTY-I
                               LIMITED PARTNERSHIP
                            (Name of Subject Company)


                              CIGNA INCOME REALTY-I
                               LIMITED PARTNERSHIP
                      (Name of Person(s) Filing Statement)


                                UNITS OF INTEREST
                         (Title of Class of Securities)


                                      NONE
                      (CUSIP Number of Class of Securities)



                                  John D. Carey
                       CIGNA Realty Resources, Inc.-Tenth
                     900 Cottage Grove Road, South Building
                          Bloomfield, Connecticut 06002
                                 (860) 726-6000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)



                                    Copy to:

                            W. Christian Drewes, Esq.
                            Kelley Drye & Warren LLP
                                 101 Park Avenue
                            New York, New York 10178
                                 (212) 808-7800




## NY28/COLLO/72831.25

                       Index to Exhibits Located at Page 7



## NY28/COLLO/72831.25

ITEM 1.           SECURITY AND SUBJECT COMPANY.

                  The name of the subject company is CIGNA Income Realty-I Limited Partnership, a Delaware limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 900 Cottage Grove Road, South Building, Bloomfield, Connecticut 06002. The title of the class of equity securities to which this statement relates is units of limited partnership interest in the Partnership (the "Units").

ITEM 2.           TENDER OFFER OF THE BIDDER.

                  This Statement relates to a tender offer by Everest Realty Investors, LLC, a California limited liability company (the "Bidder"), to purchase up to 80,000 of the Units at a purchase price of $115 per Unit, less the amount of any Distributions (as defined in the Offer to Purchase referred to below) per Unit, if any, made by the Partnership after any Distributions made after the distribution from operations for the third quarter of 1996 and before the date on which the Bidder purchases the Units tendered pursuant to the Offer (as defined below) and less any Partnership transfer fees, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 1996 (the "Offer to Purchase"), and the related Agreement of Transfer and Letter of Transmittal (the "Letter of Transmittal", which, together with the Offer to Purchase, constitute the "Offer"). The address of the Bidder's principal executive office, according to the Offer to Purchase, is 3280 E.
Foothill Blvd., #320, Pasadena, California 91107.

ITEM 3.           IDENTITY AND BACKGROUND.

                  (a) Name and Business Address. The person filing this Statement is the Partnership, the name and business address of which are set forth in Item 1 above.

                  (b) Arrangements with Executive Officers, Directors or Affiliates. Certain contracts, agreements, arrangements and understandings between the Partnership and its affiliates or their respective officers and directors are described in the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, in Item 10 ("Directors and Executive Officers of the Registrant"), Item 12 ("Security Ownership of Certain Beneficial Owners and Management"), and Item 13 ("Certain Relationships and Related Transactions"). A copy of such sections of the Partnership's Form 10-K is filed as Exhibit 1 hereto and is incorporated herein by reference.

                  (c) Arrangements with the Bidder or Affiliates. On May 28, 1996, Everest Investors 3, LLC ("Everest 3"), an affiliate of the Bidder according to the Offer to Purchase, commenced an offer to purchase up to 4.9% of the outstanding Units of the Partnership for a purchase price of $80 per Unit, less any distributions made by the Partnership after April 30, 1996. Pursuant to such offer, Everest 3 received tenders for an aggregate of 1,822.9 Units (representing approximately .93% of the outstanding Units of the Partnership). Everest 3 submitted Agreements of Transfer to the Partnership to effect the acquisition of such 1,822.9 Units. The Partnership initially refused to process the submitted transfers on the grounds that



## NY28/COLLO/72831.25

Everest 3 had not complied with the requirements of the Limited Partnership Agreement dated as of October 15, 1985, pursuant to which the Partnership was formed (as amended or supplemented, the "Partnership Agreement"), relating to the transfer. Everest 3 disputed this position and on November 7, 1996, entered into an agreement with the General Partner of the Partnership and the Partnership's transfer agent pursuant to which (i) the Partnership agreed to accept Everest 3's Agreement of Transfer, (ii) Everest 3 would be recognized as a substitute limited partner for 849.9 Units effective as of October 1, 1996, and for an additional 973 Units effective as of November 1, 1996, and (iii) Everest 3 would indemnify the Partnership, the General Partner and their affiliates, pay the Partnership's transfer fee and jointly request with the General Partner that certain tendering limited partners execute and deliver a properly executed Partnership transfer form. Except as set forth above, to the Partnership's knowledge, neither the Partnership nor its affiliates are party to any past, present or proposed material contracts, arrangements, understandings, relationships, or negotiations with the Bidder or its executive officers, directors or affiliates.

ITEM 4.           THE SOLICITATION OR RECOMMENDATION.

                  (a) This Statement relates to a recommendation by the Partnership for holders of Units to reject the Offer. A letter to the Unitholders of the Partnership communicating the Partnership's recommendation is filed as Exhibit 2 hereto and is incorporated herein by reference.

                  (b) The Partnership has recommended rejection of the Offer primarily for two reasons: (1) the Partnership believes that the Offer price of $115 per Unit, less certain amounts, is inadequate; and (2) the Offer to purchase is limited to 80,000 Units, representing only approximately forty percent (40%) of outstanding Units. In reaching its determination, the Partnership considered a number of factors, including:

                           (i) Based on the  information set forth more fully in
                  the Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 (a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference), and on the General Partner's estimate of property values as of the date hereof, the Partnership is estimated to have a current net asset value of approximately $167 per Unit (before deducting expenses relating to the sale of the Partnership's properties and liquidating the Partnership). The Offer price of $115 (before deducting certain transactional costs, which will reduce the net value of the Offer to Unitholders) is only sixty-nine percent (69%) of the net asset value, which represents a significant discount from the net asset value. Based on these estimates, the Partnership believes that the Offer price is inadequate. The net asset value is an estimate of the amount Unitholders of the Partnership would receive per Unit if the Partnership's assets were sold at their appraised values without reduction for selling expenses as of the close of the year, and sales proceeds along with the other funds of the Partnership were distributed in a liquidation of the Partnership. There can be no assurance that



## NY28/COLLO/72831.25
                                                        -2-
                  the estimated net asset value will be realized by the Partnership or Unitholders upon liquidation, or that Unitholders would realize the estimated net asset value if they attempted to sell their Units because a public market for the Units does not exist. However, as has been reported previously in the Partnership's periodic reports to Unitholders, following a decline in the late 1980's and early 1990's, real estate markets are experiencing a period of recovery as evidenced by an increase in the Partnership's estimated net asset value in each of the past three (3) years (see Exhibit 4 attached hereto and incorporated herein by reference). It is the General Partner's view that the Partnership's net asset value will continue to increase as rental rates increase and occupancy levels stabilize in a continuing real estate market recovery.

                           (ii) The Partnership has been considering, and continues to consider, various alternatives designed to maximize value to Unitholders. In this connection, while the Partnership has not yet determined whether a disposition of all or any substantial part of its assets at this time is the appropriate way to proceed, the Partnership has been approached by and, through the General Partner, is currently engaged in discussions with a potential purchaser for the possible sale of all of the assets and liabilities of the Partnership. See Item 7(a), "Certain Negotiations and Transactions of the Subject Company" elsewhere herein. The
                  Partnership will continue to explore these alternatives because it believes that a return to Unitholders in excess of the Offer price of $115 per Unit is obtainable. Of course, there can be no assurance at this time that any such transaction will be consummated, as discussions are ongoing and approval of the holders of a majority of the Units would be required. Accordingly, while actively exploring the prospect of a near-term sale of all of the assets and liabilities of the Partnership for an amount that would yield a return in excess of the Offer price as outlined above, the Partnership intends to continue its plan of orderly liquidation and wrap-up of the Partnership's business over an estimated period of three to four years by continuing to maintain stable occupancy rates (see Exhibit 5 attached hereto and incorporated herein by reference), controlling leasing exposure (see Exhibit 6 attached hereto and incorporated herein by reference), maintaining steady cash flow and distributions (see Exhibit 7 attached hereto and incorporated herein by reference) and positioning the Partnership's properties for a sale that will yield the maximum attainable value to Unitholders.

                           (iii) The  Offer is to  purchase  only  80,000 of the
                  outstanding Units, representing only approximately forty percent (40%) of all outstanding Units. Accordingly, a majority of Unitholders will not have an opportunity to tender all of their Units pursuant to the Offer. Under the terms of the Offer, if more than 80,000 of the outstanding Units are tendered while the Offer remains open, the Bidder will acquire only a portion of each tendering Unitholder's Units, on a pro rata basis. Hence, no Unitholder, regardless of the timing or the terms of



## NY28/COLLO/72831.25
                                                        -3-
                  his or her tender, can be assured of disposing of all of his or her Units under the terms of the Offer, even if the Offer were consummated.

ITEM 5.           PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  No person or class of persons has been employed or retained or is to be compensated by the Partnership or any person acting on its behalf to make solicitations or recommendations to Unitholders in connection with the Offer. No director, executive officer or employee of the Partnership or any affiliate of the Partnership will be additionally compensated for making solicitations or recommendations to Unitholders in connection with the Offer, but may be reimbursed for out-of-pocket expenses incurred in connection therewith.

ITEM 6.           RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

                  (a) The Partnership has not effected any transaction in the Units during the 60-day period prior to the date of this Statement. To the best of the Partnership's knowledge, no executive officer, director or affiliate of the Partnership has effected any transaction in the Units during the 60-day period prior to the date of this Statement. The Partnership has no subsidiaries.

                  (b) To the best of the Partnership's knowledge, neither the Partnership nor any executive officer, director or affiliate of the Partnership intends to tender any Units which are held of record or beneficially owned by such persons to the Bidder pursuant to the Offer.

ITEM 7.           CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

                  (a) The Partnership has been approached by and, through the General Partner of the Partnership, is currently engaged in negotiations with Koll General Partner Services ("Koll") in connection with a proposed purchase of all of the assets and liabilities of the Partnership. Koll has made an offer, on behalf of Glenborough Realty Trust Incorporated, to purchase all of the assets and liabilities of the Partnership, as reflected on the Partnership's June 30, 1996 balance sheet for a purchase price of $28,000,000, an amount equal to approximately ninety percent (90%) of the net asset value as of December 31, 1995. This offer is subject to the requisite approval of the Unitholders under the Partnership Agreement and receipt of a fee of $560,000 at closing. There can be no assurance at this time that a sale to Glenborough Realty Trust
Incorporated, or any other alternative, will be consummated; however, the Partnership intends to continue these negotiations with Koll and to consider any other alternative that may become available for enhancing value to Unitholders.

                  (b)  None.

ITEM 8.           ADDITIONAL INFORMATION TO BE FURNISHED.

                  None.



## NY28/COLLO/72831.25
                                                        -4-

ITEM 9.           MATERIALS TO BE FILED AS EXHIBITS.


Exhibit No.  Description

1          Excerpts  of  Item  10,  Item  12 and  Item 13 of the
           Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1995

2          Letter of Recommendation to Unitholders, dated December 2, 1996

3 The Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996

4 Reported Net Asset Value of the Partnership's Assets for 1993, 1994, 1995 and 1996

5          Occupancy Levels of Partnership's Properties for 1994, 1995 and 1996

6          Projected Leasing Exposure of Partnership's Properties for 1997, 1998

7          Quarterly Cash Distributions to Unitholders for 1994, 1995 and 1996



## NY28/COLLO/72831.25
                                                        -5-
[/TABLE]

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          CIGNA INCOME REALTY-I LIMITED
                                          PARTNERSHIP

                                              By:  CIGNA Realty
                                              Resources, Inc.-Tenth,
                                              General Partner


                                              By:  /s/ John D. Carey
                                              John D. Carey, President


Dated:  December 2, 1996





## NY28/COLLO/72831.25
                                                        -6-

                                  EXHIBIT INDEX

                                                                                                   Sequentially
    Exhibit No.                                    Description                                     Numbered Page
    -----------                                    -----------                                     -------------
         1           Excerpts of Item 10, Item 12 and Item 13 of the
                     Partnership's Annual Report on Form 10-K for the fiscal
                     year ended December 31, 1995
         2           Letter of Recommendation to Unitholders, dated
                     December 2, 1996
         3           The Partnership's Quarterly Report on Form 10-Q for
                     the quarter ended September 30, 1996
         4           Reported Net Asset Value of the Partnership's Assets for
                     1993, 1994, 1995 and 1996
         5           Occupancy Levels of Partnership's Properties for 1994,
                     1995 and 1996
         6           Projected Leasing Exposure of Partnership's Properties
                     for 1997, 1998
         7           Quarterly Cash Distributions to Unitholders for 1994,
                     1995 and 1996




## NY28/COLLO/72831.25
                                                        -7-

                                                                     EXHIBIT 1

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

         The General Partner of the Partnership, CIGNA Realty Resources, Inc.-Tenth, a Delaware corporation, is an indirect, wholly owned subsidiary of CIGNA Corporation, a publicly held corporation whose stock is traded on the New York Stock Exchange. The General Partner has responsibility for and control over the affairs of the Partnership.

         The directors and executive officers of the General Partner as of February 15, 1996, are as follows:

     Name                               Office                                          Served Since

     R. Bruce Albro                     Director                                        May 2, 1988

     David Scheinerman                  Director                                        July 25, 1995

     Philip J. Ward                     Director                                        May 2, 1988

     John D. Carey                      President, Controller                           September 7, 1993
                                                                                        September 4, 1990

     Verne E. Blodgett                  Vice President, Counsel                         April 2, 1990

     Joseph W. Springman                Vice President, Assistant Secretary             September 7, 1993

     David C. Kopp                      Secretary                                       September 29, 1989

     Marcy F. Blender                   Treasurer                                       August 1, 1994

     There is no family relationship among any of the foregoing directors or officers. There are no arrangements or understandings between or among said officers or directors and any other person pursuant to which any officer or director was selected as such.

     The foregoing directors and officers are also officers and/or directors of various affiliated companies of CIGNA Realty Resources, Inc.-Tenth, including CIGNA Financial Partners, Inc. (the parent of CIGNA Realty Resources, Inc.-Tenth), CIGNA Investments, Inc., CIGNA Corporation (the parent of CIGNA Investments, Inc.) and Connecticut General Corporation (the parent of CIGNA Financial Partners, Inc.).

     The business experience of each of the directors and executive officers of the General Partner of the Partnership is as follows:


                            R. BRUCE ALBRO - DIRECTOR

     Mr. Albro, age 53, a Senior Managing Director of CIGNA Investment Management (CIM), joined Connecticut General's Investment Operations in 1971 as a Securities Analyst in Paper, Forest Products, Building and Machinery. Subsequently, he served as a Research Department Unit Head, as an Assistant Portfolio Manager, then as Director of Equity Research and a member of the senior staff of CIGNA

Investment Management Company and as a Portfolio Manager in the Fixed Income area. He then headed the Marketing and Merchant Banking area for CII. Prior to his current assignment of Division Head, Portfolio Management Division, he was an insurance portfolio manager, and prior to that, he was responsible for Individual Investment Product Marketing. In addition, Mr. Albro currently serves as President of the CIGNA Funds Group and other CIGNA affiliated mutual funds. Mr. Albro received a Master of Arts degree in Economics from the University of California at Berkeley and a Bachelor of Arts degree in Economics from the University of Massachusetts at Amherst.


                          DAVID SCHEINERMAN - DIRECTOR

     Mr. Scheinerman, age 35, was appointed Chief Financial Officer of CIGNA Individual Insurance, a division with more than $77 billion of life insurance in force, in July of 1995. Mr. Scheinerman has served in various actuarial and business management capacities with CIGNA. In 1991 he was appointed Vice President and Pricing Actuary for CIGNA HealthCare. He has more than 12 years of financial management experience and has served as Chief Financial Officer of Crusader Insurance PLC, a CIGNA subsidiary life company in the United Kingdom. Mr. Scheinerman holds a BA in Mathematics from Rice University and an MBA from the University of Pennsylvania Wharton School of Business. He is a fellow of the Society of Actuaries and a member of the American Academy of Actuaries.


                            PHILIP J. WARD - DIRECTOR

     Mr. Ward, age 47, is Senior Managing Director and Division Head of CIGNA Investment Management (CIM), in charge of the Real Estate Investment Division of CIM. He was appointed to that position in December 1985. Mr. Ward joined Connecticut General's Mortgage and Real Estate Department in 1971 and became an officer in 1976. Since joining the company he has held real estate investment assignments in Mortgage and Real Estate Production and in Portfolio Management. Prior to his current position, Mr. Ward held assignments in CIGNA Investments Inc., responsible for the Real Estate Production area, CIGNA Realty Advisors, Inc. and Congen Realty Advisory Company, all wholly-owned subsidiaries of CIGNA Corporation and/or Connecticut General. Mr. Ward has held various positions with the General Partner. His experience includes all forms of real estate investments, with recent emphasis on acquisitions and joint ventures. Mr. Ward is a 1970 graduate of Amherst College with a Bachelor of Arts degree in Economics. He is a member of the Society of Industrial and Office Realtors, the National Association of Industrial and Office Parks, the Urban Land Institute and the International Council of Shopping Centers. He is a member of the Board of Directors of DeBartolo Realty Corporation.

                      JOHN D. CAREY - PRESIDENT, CONTROLLER

     Mr. Carey, age 32, joined CIGNA Investment Management-Real Estate as Controller of Tax Advantaged Investments in 1990. In September 1993, Mr. Carey was appointed President. Prior to joining CIGNA Investment Management, he held the position of manager at KPMG Peat Marwick LLP in the audit department and was a member of the Real Estate Focus Group. His experiences include accounting and financial reporting for public and private real estate limited partnership syndications. Mr. Carey is a graduate of Central Connecticut State University with a Bachelor of Science Degree and is a Certified Public Accountant.


                   VERNE E. BLODGETT - VICE PRESIDENT, COUNSEL

     Mr. Blodgett, age 58, is an Assistant General Counsel of CIGNA Corporation. He joined Connecticut General Life Insurance Company in 1975 as an investment attorney and has held various positions in the Legal Division of Connecticut General Life Insurance Company prior to his appointment as Assistant General Counsel in 1981. Mr. Blodgett received a Bachelor of Arts degree from Yale University and graduated with honors from the University of Connecticut School of Law. He is a member of the Connecticut and the American Bar Associations.


            JOSEPH W. SPRINGMAN - VICE PRESIDENT, ASSISTANT SECRETARY

     Mr. Springman, age 54, is Managing Director and department head responsible for asset management. He joined CIGNA's Real Estate operations in 1970. He has held positions as an officer or director of several real estate affiliates of CIGNA. His past real estate assignments have included Development and Engineering, Property Management, Director, Real Estate Operations, Portfolio Management and Vice President, Real Estate Production. Prior to assuming his asset management post, Mr. Springman was responsible for production of real estate and mortgage investments. He received a Bachelor of Science degree from the U.S. Naval Academy.


                            DAVID C. KOPP - SECRETARY

     Mr. Kopp, age 50, is Secretary of CII, Corporate Secretary of Connecticut General Life Insurance Company and Assistant Corporate Secretary and Assistant General Counsel, Insurance and Investment Law of CIGNA Corporation. He also serves as an officer of various other CIGNA Companies. In August of 1995, he also assumed responsibility as chief compliance officer for CIGNA HealthCare, a division of CIGNA Corporation. He joined Connecticut General Life Insurance Company in 1974 as a commercial real estate attorney and held various positions in the Legal Department of Connecticut General Life Insurance Company prior to his appointment as Corporate Secretary in 1977. Mr. Kopp is an honors graduate of Northern Illinois University and served on the law review at the University of Illinois College of Law. He is a member of the Connecticut Bar Association and is Past President of the Hartford Chapter, American Society of Corporate Secretaries.


                          MARCY F. BLENDER - TREASURER

     Marcy F. Blender, age 39, is Assistant Vice President, Bank Resources of CIGNA Corporation. In this capacity she is responsible for bank relationship management, bank products and services, bank compensation and control, and bank exposure management. Marcy joined Insurance Company of North America (INA) in 1979. She has held a variety of financial and investment positions with INA and later with the merged CIGNA Corporation before assuming her current responsibilities in 1992. She received a BA degree from Rutgers University and an MBA from Drexel University. She is a Certified Public Accountant.


ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     No person or group is known by the Partnership to own beneficially more than 5% of the outstanding Units of interest of the Partnership.

     There exists no arrangement, known to the Partnership, the operation of which may at a subsequent date result in a change in control of the Partnership.

     As of February 15, 1996, the individual directors, and the directors and officers as a group, of the General Partner beneficially owned Partnership Units and shares of the common stock of CIGNA, parent of the General Partner, as set forth in the following table:

                                      Units                Shares
                                  Beneficially          Beneficially           Percent of
         Name                       Owned(a)              Owned(b)                Class
         R. Bruce Albro (c)              0                   6,653                   *
         David Scheinerman               0                       0                   *
         Philip J. Ward (d)              0                  16,491                   *

         All directors and officers
          Group (8) (e)                  0                  29,994                   *

         * Less than 1% of class

(a)      No officer or  director  of the  General  Partner  possesses a right to acquire  beneficial  ownership of  additional  Units of interest of the
         Partnership.
(b)      The directors and officers have sole voting and  investment  power over all the shares of CIGNA common stock they own beneficially.
(c)      Shares beneficially owned includes options to acquire 4,487 shares and 1,432 shares which are restricted as to disposition.
(d)      Shares beneficially owned includes options to acquire 8,826 shares and 2,400 shares which are restricted as to disposition.
(e)      Shares  beneficially  owned by directors  and officers  include  15,318 shares of CIGNA  common  stock which may be acquired  upon  exercise of stock options and 8,126 shares which are restricted as to disposition.


ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The General Partner of the Partnership is generally entitled to receive l% of cash distributions, subordinated to a priority distribution of 6% non-cumulative, non-compounded return to the limited partners on their adjusted invested capital and l% of profits or losses. In 1995, the General Partner received no cash distributions and a share of the Partnership's net income of $17,030. Reference is also made to the Notes to
Consolidated Financial Statements included in this annual report for a description of such distributions and allocations. The relationship of the General Partner (and its directors and officers) to its affiliates is set forth in Item 10.

         CII provided asset management services to the Partnership during 1995 for the Woodlands Tech Center, Westford Corporate Center and Piedmont Plaza at fees calculated at 6% of gross revenues collected less amounts earned by independent third party property management companies contracted by CII on behalf of the Partnership. For Overlook Apartments fees are calculated at 5% of gross revenues collected less amounts earned by independent third party property management companies contracted by CII on behalf of the Partnership. In 1995, CII earned asset management fees amounting to $116,633 for such services, of which $18,670 was unpaid as of December 31, 1995. Independent third party property managers earned $194,007 of management fees, of which $11,350 was unpaid as of December 31, 1995.

         A nonrecurring acquisition fee for evaluating and selecting real property to be acquired equal to the lesser of (1) 5% of the Gross Proceeds from sales of Units, or (2) the normal and customary charges by third parties for such services, is to be paid to CII. To date, no such fees have been paid since no payment is due until priority distributions have been paid as described above. A subordinated incentive management fee of 9% of adjusted cash from operations will be payable to CII, but only after the limited partners have received their priority distributions as described above, the General Partner has received its 1% distribution described above and acquisition fees have been paid.

         The General Partner and its affiliates may be reimbursed for their direct expenses incurred in the administration of the Partnership. In 1995, the General Partner and its affiliates were entitled to reimbursement for such out of pocket expenses in the amount of $73,010 of which $5,863 was unpaid as of December 31, 1995.

                                                               EXHIBIT 2

                         [LETTERHEAD OF THE PARTNERSHIP]





                                                               December 2, 1996





                  Re: Everest Realty Investors, LLC Tender Offer

Dear Unitholders:

                  You may have recently received an Offer to Purchase dated November 18, 1996 from Everest Realty Investors, LLC ("Everest"), in which Everest offered to purchase up to 80,000 (40%) of the currently outstanding Units of CIGNA Income Realty-I Limited Partnership (the "Partnership") at a purchase price of $115 per Unit less certain adjustments and expenses (the "Everest Offer").

                  THE PARTNERSHIP RECOMMENDS THAT UNITHOLDERS REJECT THE EVEREST OFFER AND NOT TENDER THEIR UNITS TO EVEREST.

                  Enclosed is a copy of the Partnership's Schedule 14D-9, filed today with the Securities and Exchange Commission, in which the reasons and the basis for the Partnership's recommendation that you reject the Everest Offer are explained more fully. To summarize:

         o The General Partner estimates that the Partnership's current net asset value is approximately $167 per Unit; the Everest Offer provides for a purchase price of only $115 per Unit (less certain adjustments and expenses), less than 69% of the current net asset value.

         o The Partnership is currently engaged in discussions with Koll General Partner Services ("Koll") regarding a possible sale of the Partnership assets. Koll has made an offer, on behalf of Glenborough Realty Trust Incorporated, to purchase all of the assets and liabilities of the Partnership for $28 million, which represents approximately ninety percent (90%) of the Partnership's estimated net asset value as of December 31, 1995 (the "Koll Proposal"). While the Partnership is not



## NY28/COLLO/72831.25
                                                        -8-
                  yet prepared to recommend such a transaction, and there can be no assurance at this time that the Koll Proposal will be consummated, the Partnership intends to continue these discussions with Koll, and to explore other alternatives that may become available, because it believes that a return to Unitholders in excess of the Everest Offer price of $115 per Unit is obtainable.

         o The Everest Offer is to purchase up to 80,000 Units, representing only approximately 40% of all outstanding Units. Accordingly, the Everest Offer is not available to a majority of Unitholders, and no Unitholder, regardless of when he or she responds, can be assured of disposing of all his or her Units under the terms of the Everest Offer. By contrast, the Koll Proposal, if consummated, would provide for a sale of all of the assets and liabilities of the Partnership.

                  This letter merely summarizes the Partnership's recommendation as explained in the enclosed Schedule 14D-9, and is qualified by the information set forth therein; accordingly, you are urged to read the enclosed Schedule in its entirety.

                  If you sell your interest in the Partnership, it may constitute a taxable event to you. Accordingly, if you wish to consider the Everest Offer notwithstanding the foregoing recommendation, please consult your adviser to review your personal tax situation before accepting the Everest Offer or tendering any of your Units.

                  Please call the undersigned with any questions you may have regarding the Everest Offer, the information set forth in the enclosed Schedule 14D-9, the status of your investment, or any other related matter.

                                   Sincerely,

                                   CIGNA INCOME REALTY-I LIMITED
                                    PARTNERSHIP

                                   By: CIGNA Realty
                                   Resources, Inc.-Tenth,
                                   General Partner


                                   By: ____________________________
                                       John D. Carey, President



## NY28/COLLO/72831.25
                                                        -9-

                                                                  Exhibit 3


                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10-Q

               (Mark One)
            X    QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 1996

                                       OR

                TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from              to


                         Commission file number 0-15748

                    CIGNA INCOME REALTY-I LIMITED PARTNERSHIP
             (Exact name of registrant as specified in its charter)

             Delaware                             06-1149695
     (State of Organization)          (I.R.S. Employer Identification No.)


                     900 Cottage Grove Road, South Building
                          Bloomfield, Connecticut 06002
                    (Address of principal executive offices)


                        Telephone Number: (860) 726-6000



Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                  Yes       X                No


PART I - FINANCIAL INFORMATION

                    CIGNA INCOME REALTY-I LIMITED PARTNERSHIP
                        (A DELAWARE LIMITED PARTNERSHIP)
                            AND CONSOLIDATED VENTURE

                           CONSOLIDATED BALANCE SHEETS

                                                                                    SEPTEMBER 30,              DECEMBER 31,
                                                                                        1996                       1995
                                                               ASSETS                (UNAUDITED)                 (AUDITED)
Property and improvements, at cost:
     Land and improvements                                                        $     9,557,012           $     9,552,353
     Buildings                                                                         27,323,577                27,323,577
     Tenant improvements                                                                5,290,988                 5,257,538
     Furniture and fixtures                                                               826,755                   820,904
                                                                                  ---------------           ---------------
                                                                                       42,998,332                42,954,372
     Less accumulated depreciation                                                     14,129,000                13,104,206
                                                                                  ---------------           ---------------
              Net property and improvements                                            28,869,332                29,850,166

Cash and cash equivalents                                                               3,492,956                 3,227,503
Accounts receivable (net of allowance of $71,053 in 1996
 and $15,158 in 1995)                                                                     317,657                   300,941
Prepaid expenses and other assets                                                           9,790                     9,760
Deferred charges, net                                                                     436,872                   492,190
                                                                                  ---------------           ---------------
              Total                                                               $    33,126,607           $    33,880,560
                                                                                  ===============           ===============

                        LIABILITIES AND PARTNERS' CAPITAL

Liabilities:
     Accounts payable and accrued expenses (including $60,663
       in 1996 and $24,532 in 1995 due to affiliates)                             $       439,109           $       261,013
     Tenant security deposits                                                             118,425                   113,188
     Unearned income                                                                       19,831                    25,032
     Deferred acquisition fees due to affiliates                                        2,500,000                 2,500,000
                                                                                  ---------------           ---------------
              Total liabilities                                                         3,077,365                 2,899,233
                                                                                  ---------------           ---------------

Venture partner's equity in joint venture                                               2,752,841                 2,679,392
                                                                                  ---------------           ---------------

Partners' capital:
     General Partner:
         Capital contributions                                                              1,000                     1,000
         Cumulative net income                                                             53,795                    42,670
                                                                                  ---------------           ---------------
                                                                                           54,795                    43,670
                                                                                  ---------------           ---------------
     Limited partners (200,000 Units):
         Capital contributions, net of offering costs                                  45,463,209                45,463,209
         Cumulative net income                                                          5,325,691                 4,224,350
         Cumulative cash distributions                                                (23,547,294)              (21,429,294)
                                                                                  ---------------           ---------------
                                                                                       27,241,606                28,258,265
                                                                                  ---------------           ---------------
              Total partners' capital                                                  27,296,401                28,301,935
                                                                                  ---------------           ---------------
              Total                                                               $    33,126,607           $    33,880,560
                                                                                  ===============           ===============

                      The  Notes to  Consolidated  Financial  Statements  are an integral part of these statements.

                                                                 2

                    CIGNA INCOME REALTY-I LIMITED PARTNERSHIP
                        (A DELAWARE LIMITED PARTNERSHIP)
                            AND CONSOLIDATED VENTURE

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                                     THREE MONTHS ENDED                     NINE MONTHS ENDED
                                                                       SEPTEMBER 30,                          SEPTEMBER 30,
                                                                   1996             1995                  1996              1995
Income:
     Base rental income                                     $   1,115,848    $   1,155,735         $   3,391,878     $   3,480,186
     Other income                                                 195,324          226,796               594,673           684,131
     Interest income                                               38,284           43,523               113,954           125,498
                                                            -------------    -------------         -------------     -------------
                                                                1,349,456        1,426,054             4,100,505         4,289,815
                                                            -------------    -------------         -------------     -------------

Expenses:
     Property operating expenses                                  417,802          423,170             1,294,968         1,229,371
     General and administrative                                   103,587           91,492               311,229           273,866
     Fees and reimbursements to affiliates                         44,930           49,132               142,379           128,282
     Provision for doubtful accounts                               49,152            5,458                56,659             9,217
     Depreciation and amortization                                368,777          412,377             1,109,355         1,229,080
                                                            -------------    -------------         -------------     -------------
                                                                  984,248          981,629             2,914,590         2,869,816
                                                            -------------    -------------         -------------     -------------

         Income inclusive of venture
          partner's share of venture operations                   365,208          444,425             1,185,915         1,419,999

Venture partner's share of venture net income                      33,696           39,010                73,449           123,142
                                                            -------------    -------------         -------------     -------------

         Net income                                         $     331,512    $     405,415         $   1,112,466     $   1,296,857
                                                            =============    =============         =============     =============


Net income:
     General Partner                                        $       3,315    $       4,055         $      11,125     $      12,969
     Limited partners                                             328,197          401,360             1,101,341         1,283,888
                                                            -------------    -------------         -------------     -------------
                                                            $     331,512    $     405,415         $   1,112,466     $   1,296,857
                                                            =============    =============         =============     =============


Net income per Unit                                         $        1.64    $        2.01         $        5.51     $        6.42
                                                            =============    =============         =============     =============

Cash distribution per Unit                                  $        3.42    $        3.75         $       10.59     $       11.70
                                                            =============    =============         =============     =============










                      The  Notes to  Consolidated  Financial  Statements  are an integral part of these statements.

                                                                 3

                    CIGNA INCOME REALTY-I LIMITED PARTNERSHIP
                        (A DELAWARE LIMITED PARTNERSHIP)
                            AND CONSOLIDATED VENTURE

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995
                                   (Unaudited)

                                                                                        1996                       1995
                                                                                        ----                       ----
Cash flows from operating activities:
     Net income                                                                   $     1,112,466           $     1,296,857
     Adjustments to reconcile net income to net
      cash provided by operating activities:
         Deferred rent credits                                                             15,894                    14,738
         Provision for doubtful accounts                                                   56,659                     9,217
         Depreciation and amortization                                                  1,109,355                 1,229,080
         Venture partner's share of venture's operations                                   73,449                   123,142
         Accounts receivable                                                              (73,375)                   70,942
         Accounts payable                                                                 198,828                   271,392
         Other, net                                                                        20,314                    16,806
                                                                                  ---------------           ---------------
              Net cash provided by operating activities                                 2,513,590                 3,032,174
                                                                                  ---------------           ---------------

Cash flows from investing activities:
     Distribution to joint venture partner                                                     --                  (521,600)
     Purchases of property and improvements                                               (82,050)                 (112,375)
     Payment of leasing commissions                                                       (45,137)                   (9,171)
                                                                                  ---------------           ---------------
              Net cash used in investing activities                                      (127,187)                 (643,146)
                                                                                  ---------------           ---------------

Cash flows from financing activities:
     Cash distribution to limited partners                                             (2,120,950)               (2,342,030)
                                                                                  ---------------           ---------------


Net increase in cash and cash equivalents                                                 265,453                    46,998
Cash and cash equivalents, beginning of year                                            3,227,503                 3,404,809
                                                                                  ---------------           ---------------
Cash and cash equivalents, end of period                                          $     3,492,956           $     3,451,807
                                                                                  ===============           ===============














                      The  Notes to  Consolidated  Financial  Statements  are an integral part of these statements.

                                                                 4

                    CIGNA INCOME REALTY-I LIMITED PARTNERSHIP
                        (A DELAWARE LIMITED PARTNERSHIP)
                            AND CONSOLIDATED VENTURE

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)


     Readers of this quarterly report should refer to CIGNA INCOME REALTY-I LIMITED PARTNERSHIP'S ("the Partnership") audited financial statements for the year ended December 31, 1995 which are included in the Partnership's 1995 Annual Report, as certain footnote disclosures which would substantially duplicate those contained in such audited financial statements have been omitted from this report.

1.   BASIS OF ACCOUNTING

A) BASIS OF PRESENTATION: The accompanying financial statements were prepared in accordance with generally accepted accounting principles, and reflect management's estimates and assumptions that affect the reported amounts. It is the opinion of management that the financial statements presented reflect all the adjustments necessary for a fair presentation of the financial condition and results of operations.

B) RECENT ACCOUNTING PRONOUNCEMENT: In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived
     Assets to be Disposed Of" (the "Statement"). The Statement requires a writedown to fair value when long-lived assets to be held and used are impaired. Long-lived assets to be disposed of, including real estate held for sale, must be carried at the lower of cost or fair value less costs to sell. In addition, the Statement prohibits depreciation of long-lived assets to be disposed. Adoption of the Statement in the first quarter of 1996 had no effect on the Partnership's results of operations, liquidity and financial condition.

C) CASH AND CASH EQUIVALENTS: Short-term investments with a maturity of three months or less at the time of purchase are reported as cash equivalents.

2.   CONSOLIDATED JOINT VENTURE - SUMMARY INFORMATION

     The Partnership owns a 73.92% interest in the Westford Office Venture which owns the Westford Corporate Center in Westford, Massachusetts. The general partner of the Partnership's joint venture partner is an affiliate of the General Partner.

     Venture operations information:
                                                                     Three Months Ended                     Nine Months Ended
                                                                       September 30,                           September 30,
                                                                   1996             1995                  1996              1995
     Total income of venture                                $     465,585    $     478,526         $   1,346,746     $   1,452,241
     Net income of venture                                        129,203          149,575               281,630           472,168

     Venture balance sheet information:
                                                                                     September 30,             December 31,
                                                                                         1996                      1995
     Total assets                                                                 $    11,549,208           $    11,280,276
     Total liabilities                                                                    739,300                   751,999

     The Venture paid a distribution to the venturers of $2,000,000 in 1995, of which the Partnership's share was $1,478,400.

                    CIGNA INCOME REALTY-I LIMITED PARTNERSHIP
                        (A DELAWARE LIMITED PARTNERSHIP)
                            AND CONSOLIDATED VENTURE

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                                   (Unaudited)

3.   DEFERRED CHARGES

     Deferred charges consist of the following:
                                                                                     September 30,             December 31,
                                                                                         1996                      1995
     Deferred leasing commissions                                                 $     1,104,145           $     1,059,008
     Accumulated amortization                                                            (688,963)                 (604,402)
                                                                                  ---------------           ----------------
                                                                                          415,182                   454,606
     Deferred rent credits                                                                 21,690                    37,584
                                                                                  ---------------           ---------------
                                                                                  $       436,872           $       492,190
                                                                                  ===============           ===============

4.   TRANSACTIONS WITH AFFILIATES

     An  affiliate  of  the  General  Partner   provided   investment   property
acquisition  services to the  Partnership  for fees of $2,500,000  which will be payable from adjusted cash from operations  after priority  distributions to the
Partners or, if necessary, from sales proceeds.

     Other fees and expenses incurred by the Partnership  related to the General
Partner or its affiliates are as follows:

                                                   Three Months Ended             Nine Months Ended              Unpaid at
                                                      September 30,                 September 30,              September 30,
                                                      -------------                 ------------               -------------
                                                 1996              1995         1996             1995              1996
                                                 ----              ----         ----             ----              ----
     Property management fees(a)(b)        $     26,849     $      29,406    $    83,143     $     88,421     $     18,581
     Reimbursement (at costs)
      for out-of-pocket expenses                 18,081            19,726         59,236           39,861           42,082
                                           ------------     -------------    -----------     ------------     ------------
                                           $     44,930     $      49,132    $   142,379     $    128,282     $     60,663
                                           ============     =============    ===========     ============     ============

(a) Included in property management fees is $3,501 and $3,613 for the three months ended September 30, 1996 and 1995 respectively, and $10,499 and $11,026 for the nine months ended September 30, 1996 and 1995, respectively, attributable to the venture partner's share of the Westford Office Venture.

(b) Does not include on-site management fees earned by independent property management companies of $45,040 and $50,102 for the three months ended September 30, 1996 and 1995, respectively, and $142,220 and $149,012 for the nine months ended September 30, 1996 and 1995, respectively. On-site property management services have been contracted by an affiliate of the General Partner on behalf of the Partnership and are paid directly by the Partnership to the third party companies.


5.   SUBSEQUENT EVENTS

     On November 15, 1996, the Partnership paid a distribution of $624,000 to the limited partners.

                       CIGNA INCOME REALTY-I LIMITED PARTNERSHIP
                        (A DELAWARE LIMITED PARTNERSHIP)

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

     At September 30, 1996, the Partnership's cash and cash equivalents and the Partnership's share of cash and cash equivalents from the Westford Office Venture totaled $1,721,611 and $1,309,378, respectively. The Partnership's cash and cash equivalents were available for working capital requirements, cash reserves and distributions to partners. The Partnership paid the first quarter cash distribution of $684,000 or $3.42 per Unit on May 15, 1996, the second quarter cash distribution of $684,000 or $3.42 per Unit on August 15, 1996, and the third quarter cash distribution of $624,000 or $3.12 per Unit on November 15, 1996, representative of each quarter's adjusted cash from operations, inclusive of adjustments to cash reserves. The Partnership's distributions from operations for the remainder of the year should reflect actual operating results subject to changes in reserves for liabilities or leasing risk.

     Piedmont Plaza Shopping Center produced adjusted cash from operations for the third quarter of $119,000 after $5,400 of leasing costs. During the quarter, the property signed a renewal for 1,200 square feet and two new leases representing 4,600 square feet, increasing leased space to 97%. In reaction to the reluctance of the property's anchor, Builders Square, to pay 100% of its billed common area maintenance (CAM) charges, the Partnership has set up a reserve for Builders Square CAM accounts receivable and has adjusted the CAM billing accrual for 1996. The total impact of the CAM receivable adjustments to the third quarter income statement was approximately $53,000. The Partnership plans to hold the property for the short-term to allow the retail market and K-Mart (the parent company of the property's anchor tenant) to show signs of improvement. The Partnership also plans to remain open to opportunities to sell the property if investor interest returns.

     At Westford Corporate Center, adjusted cash from operations for the second quarter was $270,000 ($199,600 attributable to the Partnership's interest). The property remains 100% occupied. No capital expenditures have been planned for the year. During the first quarter, a portion of the 1995 capital expenditures was reimbursed by the tenants. In addition, adjustments were made to reduce other income (and the portion of account receivable representing 1995 tenant reimbursement billings) based on the final calculation of actual 1995 tenant reimbursable operating expenses. The 1996 estimated billings for tenant expense reimbursement are based on the annual budget.

     Adjusted cash from operations at Woodlands Tech for the third quarter was $85,000 after $61,700 of capital improvements and tenant leasing costs, and a $40,000 reduction to cash reserves for leasing costs. After factoring in the quarter's leasing activity, the property's leased occupancy ended the quarter at 93%. During the third quarter, the property met its leasing goal by leasing the 10,069 square foot vacancy from the first quarter as well as executing a renewal with a tenant occupying 3,321 square feet. Also, operations for the third quarter benefitted from the move in of a new 7,522 square foot tenant on July 1, 1996. The lease was executed during the second quarter. Leasing costs estimates for the remainder of the year have been estimated at approximately $63,000.

     Overlook's average occupancy dropped from 98% for the second quarter to 92% for the third quarter. Year-to-date occupancy averaged 96% for both 1996 and for the same period of the prior year. The drop in occupancy has been attributed to heavy competition from new projects currently in lease-up, as well as the timing of tenant turnover. Adjusted cash from operations for the third quarter totaled approximately $239,000 including $14,000 of capital expenditures and a $5,000 reduction to cash reserves for capital improvements. Capital expenditures have been estimated to total approximately $18,000 to $22,000 for the year. The market in which Overlook operates continues to expand, adding high-end multi-family, new single family developments and retail. Six properties in the North Scottsdale market are currently in the lease-up phase and competition from home ownership is strong as single family home development continues to increase. In addition to completed projects, approximately 600 multi-family units are under construction and approximately 1,100 more units are planned. The Partnership is currently reviewing the property's current and estimated future operations, rental rate trends in the market, as well as the property's position in the market, to determine the best window

                    CIGNA INCOME REALTY-I LIMITED PARTNERSHIP
                        (A DELAWARE LIMITED PARTNERSHIP)

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


of opportunity to time a sale of the property. Considering that the planned liquidation of the Partnership's properties is relatively short-term, the Partnership may conclude to pursue a sale as early as the first half of 1997.

RESULTS OF OPERATIONS

     Rental income decreased approximately $40,000 and $88,000 for the three and nine months ended September 30, 1996, respectively, as compared with the same periods of 1995. Woodland Tech lost a large tenant in the first quarter of 1996 and received a $22,000 lease termination fee in the second quarter of 1995, leading to the $19,000 and $86,000 decrease in rental income for the three and nine months, respectively. A tenant change at Westford that included a lower base rate contributed approximately $23,000 and $52,000 to the decrease. Overlook recorded a $41,000 increase for the nine months, offsetting a portion of the rental income decrease. The rental rate increases implemented throughout the year at Overlook accounted for the improvement over the nine-month period, and also compensated for the third quarter drop in average occupancy.

     Other income decreased for the three and nine months ended September 30, 1996, as compared with the same periods of 1995. At Westford, a $42,000 adjustment was recorded in the first quarter of 1996 because the calculation of actual 1995 billable tenant expense recoveries for common area maintenance (CAM) was less than the estimated amount accrued and billed throughout 1995. In addition, the amount billed to tenants for property taxes declined $14,000 as a result of Westford's lower tax expense. At Piedmont, the calculation of actual billable CAM was completed during the third quarter 1996 and an adjustment was recorded to reduce other income and accounts receivable. Based on the adjustment for 1995 CAM billings, the Partnership reduced the 1996 CAM accrual during the third quarter. The two CAM adjustments reduced other income at Piedmont Plaza by $23,000 for the three and nine months ending September 30, 1996.

     Interest income decreased for the three and nine months ended September 30, 1996, as compared with the same periods of 1995, due to a decrease in interest rates on short term investments.

     Property operating expenses decreased slightly for the three months and increased for the nine months ended September 30, 1996, as compared with the same periods of 1995. In the first quarter, a harsh winter caused snow removal and maintenance costs to increase at both Westford and Woodlands Tech. Also in the first quarter, a landscaping project that was previously capitalized was reclassified to an expense account at Westford. Partially offsetting the first quarter increase was a decrease in maintenance expense at Piedmont Plaza due to a first quarter 1995 exterior painting project. During the second quarter, an HVAC project at Westford and a tax refund recorded in 1995 at Woodlands led to further increases. In general, fewer carpet replacements at Overlook Apartments partially offset the increase during the first half of the year and heavily contributed to the decrease for the third quarter. For the three and nine months, real estate taxes are up at Piedmont and Overlook and down at Westford resulting in an overall increase.

     General and administrative expenses increased for the three and nine months ended September 30, 1996, as compared with the previous year, primarily due to an increase in payroll costs at Overlook Apartments and legal costs at Piedmont.

     The increase in fees and reimbursements to affiliates for the nine months ended September 30, 1996, as compared with the same period of 1995, was due to higher reimbursable expenses than the previous year. The decrease for the three months ended September 30, 1996 was due to timing of reimbursable expenses.

     The decrease in depreciation and amortization for the three and nine months ended September 30, 1996, as compared with the previous year, was primarily the result of the expiration of useful lives of certain assets at Overlook Apartments, Woodlands Tech, and Piedmont Plaza. Offsetting the decrease for the three months at Woodlands Tech was depreciation on tenant

                    CIGNA INCOME REALTY-I LIMITED PARTNERSHIP
                        (A DELAWARE LIMITED PARTNERSHIP)

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


improvements placed in service in 1996 and late 1995.

     The decrease in the venture partner's share of Venture's operation in 1996, as compared with 1995, was the result of a decrease in Westford's overall results as described herein.

     Provision for doubtful accounts increased for the three and nine months ended September 30, 1996, as compared with the same periods of 1995. The anchor at Piedmont Plaza has not yet paid its 1995 CAM billing and the Partnership's property manager has estimated that 100% of the billing may not be collectible. Based on the problem with the 1995 Piedmont Plaza anchor tenant CAM billing, the Partnership has established a reserve for both the 1995 billed amount and the 1996 accrued amounts.

                                    OCCUPANCY

     The following is a listing of approximate physical occupancy levels by quarter for the Partnership's investment properties:

                                                                   1995                                            1996
                                            -------------------------------------------------       -------------------------------
                                              At 3/31      At 6/30      At 9/30     At 12/31          At 3/31    At 6/30    At 9/30
                                              -------      -------      -------     --------          -------    -------    -------
1.   Woodlands Tech Center
     St. Louis, Missouri                         94%          96%          96%           92%             82%         82%        83%

2.   Westford Corporate Center
     Westford, Massachusetts(a)                 100%         100%         100%          100%            100%        100%       100%

3.   Piedmont Plaza Shopping Center
     Apopka, Florida                             95%          95%          95%           95%             95%         94%        94%

4.   Overlook Apartments
     Scottsdale, Arizona                         98%          93%          97%           97%             99%         97%        92%

(a) See the Notes to Consolidated Financial Statements for information on the joint venture partnership through which the Partnership has made this real property investment. The Partnership owns a 73.92% interest in the joint venture which owns the property.



PART II - OTHER INFORMATION


     ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

     (a) Exhibits:

         27 Financial Data Schedules.

     (b) No Form 8-Ks were filed during the three months ended September 30, 1996.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                 CIGNA INCOME REALTY-I LIMITED PARTNERSHIP

                                 By: CIGNA Realty Resources, Inc. - Tenth, General Partner





Date: November 13, 1996          By:      /s/ John D. Carey
      -----------------                   -----------------
                                          John D. Carey, President
                                          (Principal Executive Officer)



Date: November 13, 1996          By:      /s/ Josephine C. Donofrio
      -----------------                   -------------------------
                                          Josephine C. Donofrio, Controller
                                          (Principal Accounting Officer)


                                                                                                          EXHIBIT 4


                              NET ASSET VALUE CHART

                                        Percent                             Percent                            Percent
      1993              1994             Change             1995             Change            1996             Change
      ----              ----             ------             ----             ------            ----             ------
      $135              $153              13%               $156               2%              $166               6%




## NY28/COLLO/72831.25
                                                       -10-


                                                                                                          EXHIBIT 5

CIGNA INCOME REALTY
OCCUPANCY CHART FOR 1994, 1995, AND 1996:

                     WOODLANDS TECH               WESTSIDE                PIEDMONT PLAZA               OVERLOOK
                         CENTER               CORPORATE CENTER           SHOPPING CENTER              APARTMENTS
                     ST. LOUIS, MO            PHOENIX, AZ (A)               APOPKA, FL              SCOTTSDALE, AZ
     1994
   At 03/31               95%                       75%                        92%                       99%
   At 06/30               100%                      85%                        94%                       97%
   At 09/30               94%                       100%                       93%                       99%
   At 12/31               94%                       100%                       95%                       98%
     1995
   At 03/31               94%                       100%                       95%                       98%
   At 06/30               96%                       100%                       95%                       93%
   At 09/30               96%                       100%                       95%                       97%
   At 12/31               92%                       100%                       95%                       97%
     1996
   At 03/31               82%                       100%                       95%                       99%
   At 06/30               82%                       100%                       94%                       97%
   At 09/30               83%                       100%                       94%                       92%
   At 11/27               91%                       100%                       94%                       93%
=============== ========================  ========================  ========================== ========================


(a) The Partnership owns a 73.92% Interest in the joint venture which owns the property.




## NY28/COLLO/72831.25
                                                       -11-


                                                                                                          EXHIBIT 6


CIGNA INCOME REALTY
LEASING EXPOSURE FOR 1997 AND 1998:


WOODLANDS TECH CENTER
                                                            NUMBER OF           SQUARE FOOTAGE
                                                             LEASES               OF LEASES         PERCENT OF TOTAL
                                         YEAR               EXPIRING               EXPIRING          SQUARE FOOTAGE
                                         1997                   2                   11,877                  13%
                                         1998                   4                   13,297                  14%
                                   =================  =====================  ==================== ====================

WESTFORD CORPORATE CENTER
                                                            NUMBER OF           SQUARE FOOTAGE
                                                             LEASES               OF LEASES         PERCENT OF TOTAL
                                         YEAR               EXPIRING               EXPIRING          SQUARE FOOTAGE
                                         1997                   0                        0                   0%
                                         1998                   0                        0                   0%
                                   =================  =====================  ==================== ====================

PIEDMONT PLAZA
                                                            NUMBER OF           SQUARE FOOTAGE
                                                             LEASES               OF LEASES         PERCENT OF TOTAL
                                         YEAR               EXPIRING               EXPIRING          SQUARE FOOTAGE
                                         1997                   1                   1,550                  1%
                                         1998                   2                   2,400                  2%
                                   =================  =====================  ==================== ====================





## NY28/COLLO/72831.25
                                                       -12-

                                                                                                          EXHIBIT 7


CIGNA INCOME REALTY
QUARTERLY CASH DISTRIBUTIONS FOR 1994, 1995 AND 1996:


                                                                     CASH DISTRIBUTION PER UNIT (A)
                                                 -----------------------------------------------------------------------
        QUARTER          DATE PAID                        1996                    1995                    1994
        -------          ---------                        ----                    ----                    ----
          1st            May 15                          $3.42                  $ 3.45                  $ 3.12
          2nd            August 15                        3.42                    3.75                    3.12
          3rd            November 15                      3.12                    3.75                    3.12
          4th            February 15                      N/A*                    3.75                    4.50
                                                        ------                  ------                 -------
                                                         $9.96                  $14.70                  $13.86
                                                         =====                  ======                  ======





(a)  Quarterly distributions are paid 45 days following the end of the calendar quarter.




*  To be paid 2/15/97



## NY28/COLLO/72831.25
                                                       -13-